Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Preliminary Economic Assessment Technical Report for the Yauricocha Mine Including a 7.8% Improved After Tax NPV of US$359 Million Versus US$333 Million Previously Reported

TORONTO--(BUSINESS WIRE)--December 8, 2020--Sierra Metals Inc.:

PRELIMINARY ECONOMIC ASSESSMENT FILED WOULD INCREASE THROUGHPUT AT YAURICOCHA MINE TO 5,500 TONNES PER DAY FROM CURRENTLY PERMITTED 3,150 TONNES PER DAY

Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has filed a technical report prepared in accordance with National Instrument 43-101 (“NI 43-101”) on the Yauricocha Mine (the “Report“). The Report supports the disclosure made by the Company in its news release dated November 18, 2020 entitled “Sierra Metals Announces Large Increase in Mineral Resource Tonnage at its Yauricocha Mine in Peru and Positive Preliminary Economic Assessment for Increase in throughput to 5,500 Tonnes Per Day from Today’s permitted 3,150 Tonnes Per Day.”

This Mineral Resource Update and Preliminary Economic Assessment (“PEA”) report was prepared as a National Instrument 43-101 Technical Report for Sierra Metals Inc. (“Sierra Metals”) by SRK Consulting (Canada) Inc. (“SRK”) and Sierra Metals. There are several important differences in the PEA results contained in the Report from those disclosed in the November 18, 2020 news release as a result of adjustments and refinements in underlying calculations and estimates that feed into the model on which the PEA is based. These are included in the summary highlights below.

Highlights of the PEA filed today, versus previously reported include:

  After-tax Net Present Value (NPV): US$359 Million (previously US$333 Million) at an 8% discount rate
  Plant Processing Rate after expansion: 5,500 tonnes per day (TPD)
  Incremental benefit of increasing the production to 5,500 TPD from 3,780(1) TPD is estimated to have an after-tax NPV (@8%) of US$28.4 Million (previously US$27.1 Million), and an IRR of 35.7% (previously 29.5%)
  Net After-tax Cash Flow: US$527 Million (previously US$495 Million)
  Life of Mine & Sustaining Capital Cost: US$234.9 Million (previously US$268.5 Million)
  Total Operating Unit Cost: US$42.25/tonne (previously US$48.89/tonne) and US$1.19/lb (previously US$1.28/lb) copper equivalent
  Average LOM Grades of Silver 34.2 g/t (1.1 oz/t), Copper 1.28%, Gold 0.42 g/t (0.01 oz/t), Zinc 1.71% and Lead 0.48%
  Copper Price Assumption US$3.05/lb
  MineLife: 12 years based on updated Mineral Resource Estimate which includes a 26% increase in the Measured and Indicated Resource category and a 79% increase in the Inferred Resource category
  Life of Mine Payable Production: Copper 424 million pounds (previously 419 million pounds), Silver 13.1 million troy ounces (previously 13.7 million troy ounces), Gold 41.6 thousand troy ounces (previously 43 thousand troy ounces), Zinc 549 million pounds (previously 541 million pounds), Lead 169 million pounds (previously 167 million pounds).
  (1) 3,780 tonnes per day represents the expected upcoming expansion to 3,600 tonnes per day plus a 5% overallotment allowance. Sierra is awaiting this permit from the government and expects to receive it in Q1 2021.

The Report dated November 19, 2020 with an effective date of June 30, 2020 is entitled “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” and was prepared by SRK Consulting (Canada) Inc. and Sierra Metals Inc.

Signed by Qualified Persons:

Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning

Andre Deiss, BSc. (Hons), Pr. Sci. Nat., SRK Principal Consultant (Resource Geology)

Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining)

Daniel H. Sepulveda, BSc., SME-RM, SRK Associate Consultant (Metallurgy)

The information in this announcement regarding the PEA results included in the Report is qualified in its entirety by reference to the Report. The Report is available for review on SEDAR (sedar.com), EDGAR (SEC.gov) and the Company’s website (sierrametals.com).

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the results of the PEA, including, but not limited to, the NPV, IRR, estimated costs, average production, production rate, average grades and life of mine as well as Sierra’s ability to secure the required permits and to increase production to 5,500 TPD in a timely manner or at all. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Americo Zuzunaga
V.P., Corporate Planning
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777